

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2013

<u>Via E-Mail</u>
Ms. Haipeng Wang
Chief Executive Officer and Chairman of the Board
American Jianye Greentech Holdings Ltd.
136-20 38th Ave. Unit 3G
Flushing, NY 11354

   Re: American Jianye Greentech Holdings Ltd.
     Form 8-K Item 4.01
     Filed March 7, 2013
     Form 8-K/A Item 4.01
     Filed March 15, 2013
     File No. 0-53737

Dear Ms. Wang:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Jenn Do

          Jenn Do
          Staff Accountant